Exhibit 99.1

SIMPPLE Ltd. Announces Distribution Partnership with Mode Technology in New Zealand and wins CleanNZ Expo 2024 Service and Technology Award with SIMPPLE Robotics

Christchurch, NEW ZEALAND – November 8, 2024 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management sector, today announced that its subsidiary, SIMPPLE Australia Pty Ltd, had signed a partnership agreement with New Zealand-based Mode Technology to distribute SIMPPLE Robotics and flagship SIMPPLE Software platform in New Zealand.

The partnership is expected to yield another $1.1 million in revenue by end-2024, of which $125,000 has been received to date following the sale of 10 cleaning robots under the SIMPPLE Robotics range.

Mode Technology, a leading provider of robotics automation and commercial cleaning equipment, supplies multiple industry sectors including education, healthcare, aviation, commercial and facilities management in New Zealand.

“We are thrilled to sign this agreement,” said SIMPPLE chief executive Norman Schroeder. “We believe Mode Technology will enable us to make deep inroads into the New Zealand cleaning robotics market, providing us with a significant incremental revenue. We further believe this revenue is likely to accelerate going forward.”

Mode Technology director Dallas Vincent stated, “This partnership with SIMPPLE will enable us to supply our customers the world’s most advanced and efficient commercial cleaning robotics solutions. Based on our comprehensive interactions with customers, we are confident the SIMPPLE Ecosystem solution will meet their needs.”

Further to the joint participation announcement at CleanNZ Expo 2024, SIMPPLE and Mode Technology are thrilled to announce that SIMPPLE Robotics won the Service and Technology Award at CleanNZ Expo 2024 in Christchurch, New Zealand. This award recognises innovative solutions in the cleaning and facility management sector annually, encouraging service buyers to consider advanced top-of-the-line technologies to increase workforce productivity.

Mr. Schroeder added, “This agreement, sale, and award are big milestones for us in this region. With such positive momentum, we believe SIMPPLE will continue to grow and improve our financial performance significantly going forward. We are confident working with Mode Technology, and with our other strategic partners, to accelerate progress across the Australia and New Zealand region.”

Today’s announcement follows the Company’s release on October 9, detailing the signing of four contracts aggregating $2.35 million and a Company announcement on October 16 regarding the sale of its 3-in-1 multifunctional robots and modular robot heads for an aggregate of about $1.0 million.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

About Mode Technology

Mode Technology New Zealand is a forward-thinking company with a strong focus on customer driven innovation and quality, creating solutions tailored to the unique needs of New Zealand’s market and beyond. Known for their agile, customer-centric approach, Mode Technology excels in robotic automation and commercial cleaning, all designed to enhance productivity and cost-efficiency. Mode Technology stands out for its commitment to evolving alongside clients’ businesses, across multiple industry sectors including education, healthcare, aviation, commercial and facilities management which has made them a trusted partner for numerous clients in both the public and private sectors.

For more information on Mode Technology, please visit: https://www.modetechnology.co.nz

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com